Nestlé

82-1252

RECEIVED
2006 JUN 29 P 1:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

06014752

PRESS RELEASE

Nestlé enters weight management market – Jenny Craig acquisition enhances Group's nutrition, health and wellness dimension

Vevey, June 19, 2006 – Nestlé S.A. has reached agreement with a private equity group including ACI Capital and MidOcean Partners for the acquisition of Jenny Craig, a weight management company offering consumers a range of branded nutritional products and services in the USA, Canada, Australia and New Zealand. The company achieved sales in excess of USD 400 million during the last twelve months with double-digit organic growth. Nestlé will pay approximately USD 600 million. The acquisition will not dilute Group earnings.

The Jenny Craig acquisition follows the recent acquisition of the Uncle Toby's cereals and nutritional snacks business in Australia, and demonstrates Nestlé's continuing commitment to nutrition, health and wellness.

Jenny Craig, founded in 1983, offers consumers personalized weight management programs tailored to their specific needs. Through one of the more than 600 branded Jenny Craig centers, consumers can receive regular one-on-one weight management and lifestyle advice from trained consultants. Each individual program also includes a range of nutritionally balanced and portion-controlled prepared food products designed to fit the consumer's lifestyle and nutritional needs.

The current Jenny Craig management team will continue to run the business and will report directly to Nestlé Nutrition. Weight management will thus form a new pillar of activity within the Nestlé group's autonomous nutrition business, which already has a global presence in infant nutrition, healthcare nutrition and performance nutrition. This acquisition will also reinforce Nestlé Nutrition's presence in the USA, the world's largest nutrition and weight management market.

Peter Brabeck-Letmathe, Chairman and CEO of Nestlé, said: "With this strategic acquisition, the Group takes another important step in its transformation process into a nutrition, health and wellness company that sees weight management as a key competence. The rise of obesity and the resulting metabolic disorders, such as diabetes and cardiovascular disease, is a major public health concern, not only in the USA but also the world over. The Jenny Craig acquisition puts us in a privileged position to help many of our consumers."

Contacts:	Media:	François-Xavier Perroud	Tel.: +41-21-924 2596
	Investors:	Roddy Child-Villiers	Tel.: +41-21-924 3622
		http://www.nestlenutrition.com	

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